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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 5

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

☐	Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
☐	Form 3 Holdings Reported
☒	Form 4 Transactions Reported

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Pratt Jr., John A. (Last) (First) (Middle)		Hudson Valley Holding Corp. (HUVL)

	21 Scarsdale Road	4.	Statement for Month/Year				5.	If Amendment, Date of Original (Month/Year)
			December, 2002
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Reporting (Check Applicable Line)
	Yonkers, NY 10707 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☐	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)	4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at the End of Issuer's Fiscal Year (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

									Amount	(A) or (D)	Price

	Common Stock		12/13/02				M		4,120	A			44,315		D

			12/13/02				M		106	A					I		HVB as Custodian for John A. Pratt IRA

			12/13/02				M		243	A					I		HVB as Custodian for John A. Pratt Profit Sharing

			12/26/02				S (4)		106	D	36.50		2,510		I		HVB as Custodian for John A. Pratt IRA

			12/26/02				S (4)		97	D	36.50		2,576		I		HVB as Custodian for John A . Pratt Profit Sharing

			12/13/02				M		1,710	A			18,810		I		Spouse of Reporting Person

			12/13/02				M		48	A			533		I		HVB as Custodian for Jeanne H. Pratt IRA (Spouse of Reporting Person)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)	5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

											(A)	(D)

	Stock Options (Right to Buy)		35.50		1/01/02				A		5,400

			24.00		12/02/02				M		326

			25.00		12/02/02				M		483

			30.00		12/02/02				M		365

			30.50		12/02/02				M		332

			32.00		12/02/02				M		450

			33.75		12/02/02				M		379

			35.50		12/02/02				M		540

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.	Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	1/01/02	1/01/12		Common Stock	5,400						D

	12/02/02	2/25/07		Common Stock	326						D

	12/02/02	6/05/07		Common Stock	483						D

	12/02/02	1/01/08		Common Stock	365						D

	12/02/02	1/01/09		Common Stock	332						D

	12/02/02	1/01/10		Common Stock	450						D

	12/02/02	1/15/11		Common Stock	379						D

	12/02/02	1/01/12		Common Stock	540				31,653		D

Explanation of Responses:

Report reflects stock dividends granted on 12/13/02, stock option award granted on 1/01/02 and the adjustment of stock options as a result of a dividend granted on 12/02/02.

Transaction on 12/26/02 reflects cash surrender of shares for John A. Pratt Profit Sharing and IRA accounts.

/s/ Stephen R. Brown Stephen R. Brown as Attorney-in-Fact for John A. Pratt Jr.	2/13/03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.